CHINA YUCHAI TO LAUNCH 12 NEW ENGINES FOR 2013

Singapore, Singapore, January 4, 2013 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”) introduced 12 new engines to be launched in 2013, at a new product conference held on December 27, 2012 in Yulin, Guangxi Province. Seven of the models are National V-compliant natural gas engines and the other 5 models are National IV-compliant diesel engines. These engines are GYMCL’s new key products for 2013 as China is expected to implement the National IV emission standards nationwide and introduce the National V gas engine emission regulations this year.

Participating in the conference were Mr. Min Xing, executive vice president and Secretary-General of the China Internal Combustion Engine Industry Association, Mr. Ping Yan, Chairman of GYMCL, Mr. Qiwei Wu, general manager of GYMCL, and Mr. Zhiqiang Lin, the chief engineer of GYMCL who presided over the conference.

The new models of natural gas engine which cover the 120-440 horsepower range are YC4DN-50, YC4GN-50, YC6JN-50, YC6GN-50, YC6LN-50, YC6MKN- 50, and YC6KN-50. All the gas models are compliant with China’s National V emission standards and utilize advanced technologies, namely lean combustion and electronic closed-loop control system. The 5 new models of National IV-compliant diesel engines include the model YC4S as a new platform, and the YC4EG and YC6A-45 models, which have been upgraded from their original platform, as well as truck specific models like the YC6J-46 and YC6A-46.

Benny H. Goh, President of China Yuchai, commented, “We have been increasing our research and development efforts these past several years to develop our own independent technology to ensure that our engines remain industry leaders and retain its core competitiveness. These new engine models combine high performance with improved energy savings and lower engine emissions to provide the leading solutions required by our customers in a rapidly changing environment as well as meet increasing stringent national regulations on energy conservation and emissions reduction.”

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2011, GYMCL sold 510,777 diesel engines and is recognised as a leading manufacturer and distributor of diesel engines in China. For more information, please visit http://www.cyilimited.com

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:
Kevin Theiss / Dixon Chen
Grayling
Tel: +1-646-284-9409
Email: kevin.theiss@grayling.com
dixon.chen@grayling.com